UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

COMSTOCK RESOURCES, INC.

Common Stock, $0.50 par value

205768302

December 31, 2016

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  205768302

1.  Names of Reporting Persons.

	HODGES CAPITAL HOLDINGS, INC.

2.  Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

        Texas

5. Sole Voting Power:  0

6. Shared Voting Power: 1,160,097

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,293,066

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,293,066

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 9.6%

12. Type of Reporting Person:  HC


CUSIP No. 205768302

1. Names of Reporting Persons.

	CRAIG D. HODGES

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	MR. HODGES IS A UNITED STATES CITIZEN

5. Sole Voting Power:  0

6. Shared Voting Power: 1,160,097

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,293,066

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,293,066

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 9.6%

12. Type of Reporting Person (See Instructions):  IN


CUSIP No. 205768302

1. Names of Reporting Persons.

	First Dallas Securities, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  28,740

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  28,740

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  0.2%

12. Type of Reporting Person (See Instructions):  IA, BD


CUSIP No. 205768302

1. Names of Reporting Persons.

	Hodges Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  1,111,220

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,264,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,264,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 9.3%

12. Type of Reporting Person (See Instructions):  IA


CUSIP No.  205768302

1.Names of Reporting Persons.

	Hodges Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  719,220

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  719,220

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  719,220

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  5.3%

12. Type of Reporting Person (See Instructions):  IV


CUSIP No.  205768302

1. Names of Reporting Persons.

	Hodges Small Cap Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  322,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  322,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  322,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 2.3%

12. Type of Reporting Person :  IV


CUSIP No. 205768302

1. Names of Reporting Persons.

	Hodges Pure Contrarian Fund, A Series of professionally
	Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:	70,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 70,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  70,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row 9:  0.5%

12. Type of Reporting Person :  IV


Item 1.

(a) Name of Issuer:
	COMSTOCK RESOURCES, INC.

(b) Address of Issuer's Principal Executive Offices:
	5300 Town and Country Blvd., Suite 500
	Frisco, TX 75034

Item 2.

(a) Name of Person Filing:

	Hodges Capital Holdings, Inc.("HCHI")
	Craig D. Hodges
	First Dallas Securities, Inc.("FDSI")
	Hodges Capital Management, Inc.("HCM")
	Hodges Fund
	Hodges Small Cap Fund
	Hodges Pure Contrarian Fund

(b) Address of Principal Business Office or, if none, Residence:
	2905 Maple Ave.
	Dallas, Texas 75201

(b) Citizenship:
	Hodges Capital Holdings, Inc. is a Texas corporation.
	Craig D. Hodges is a citizen of the United States.
	First Dallas Securities, Inc. is a Texas corporation.
	Hodges Capital Management is a Texas corporation.
	Hodges Fund is a series of a Massachusetts business trust.
	Hodges Small Cap Fund is a series of a Massachusetts business trust. Hodges Pure Contrarian Fund is a series of a Massachusetts business
		trust.

(d) Title of Class of Securities:
	Common Stock, Par Value $0.50

(e) CUSIP Number:
	205768302

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(g)  X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).


Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	Hodges Capital Holdings, Inc.	1,293,066
	Craig D. Hodges			1,293,066
	First Dallas Securities, Inc.	28,740
	Hodges Capital Management, Inc.	1,264,326
	Hodges Fund			719,220
	Hodges Small Cap Fund		322,000
	Hodges Pure Contrarian Fund	70,000

(b) Percent of class:

	Hodges Capital Holdings, Inc.	9.6%
	Craig D. Hodges			9.6%
	First Dallas Securities, Inc.	0.2%
	Hodges Capital Management, Inc.	9.3%
	Hodges Fund			5.3%
	Hodges Small Cap Fund		2.3%
	Hodges Pure Contrarian Fund	0.5%

The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 13,455,559 shares outstanding on November 9, 2016, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2016.

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	Hodges Capital Holdings, Inc	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Small Cap Fund		0
	Hodges Fund			0
	Hodges Pure Contrarian Fund	0

	(ii) Shared power to vote or to direct the vote:

	Hodges Capital Holdings, Inc.	1,160,097
	Craig D. Hodges			1,160,097
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	1,111,220
	Hodges Fund			719,220
	Hodges Small Cap Fund		322,000
	Hodges Pure Contrarian Fund	70,000

	(iii) Sole power to dispose or to direct the disposition of:

	Hodges Capital Holdings, Inc.	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Small Cap Fund		0
	Hodges Pure Contrarian Fund	0

	(iv) Shared power to dispose or to direct the disposition of:

	Hodges Capital Holdings, Inc.	1,293,066
	Craig D. Hodges			1,293,066
	First Dallas Securities, Inc.	28,740
	Hodges Capital Management, Inc.	1,264,326
	Hodges Fund			719,220
	Hodges Small Cap Fund		322,000
	Hodges Pure Contrarian Fund	70,000

The reported shares are shares of common stock of the Issuer, par value $0.50.

All 1,293,066 of the reported shares collectively, the ("reported Shares") may be deemed as beneficially owned by HCHI, which is the owner of FDSI and HCM, and Craig D. Hodges, who is the controlling shareholder of HCHI.

	28,740 of the Reported Shares are held in seperate accounts managed by FDSI, each of which, individually, owns less than 1% of the common stock of the Issuer(each a "Separate Account"). FDSI is a registered broker-dealer and an investment adviser registered with the SEC. 104,229 of the Reported Shares are held in Separate Accounts managed by HCM, which is also an investment adviser registered with the SEC.

	719,220 of the Reported Shares are held by the Hodges Fund, 322,000 of the Reported Shares are held by the Hodges Small Cap Fund and 70,000 of the Reported Shares are held by the Hodges Pure Contrarian Fund, all of which are series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940. The investment adviser to these funds is HCM, which may be deemed to be a beneficial owner of the funds' Reported Shares.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or Control Person

First Dallas Securities, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)

Hodges Capital Management, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)


Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1:
	Joint Filing Agreement dated December 31, 2016, among HCHI, Craig D. Hodges, FDSI, HCM, Hodges Fund, Hodges Small Cap Fund and Hodges Pure Contrarian Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017


	Craig D. Hodges
	Chairman